EXHIBIT 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
April 28, 2021

In this Management's Discussion and Analysis ("MD&A"), "we", "us", "our", "Shopify" and "the Company" refer to Shopify Inc. and its consolidated subsidiaries, unless the context requires otherwise. In this MD&A, we explain Shopify's results of operations and cash flows for the three months ended March 31, 2021 and 2020, and our financial position as of March 31, 2021. You should read this MD&A together with our unaudited condensed consolidated financial statements and the accompanying notes for the fiscal quarter ended March 31, 2021, as well as with our audited consolidated financial statements and the accompanying notes for the fiscal year ended December 31, 2020. Additional information regarding Shopify, including our 2020 annual information form and our annual report on Form 40-F for the year ended December 31, 2020, is available on our website at www.shopify.com, or at www.sedar.com and www.sec.gov.

Our unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All amounts are in U.S. dollars ("USD") except where otherwise indicated.
Our MD&A is intended to enable readers to gain an understanding of Shopify’s results of operations, cash flows and financial position. To do so, we provide information and analysis comparing our results of operations, cash flows and financial position for the most recently completed quarter with the same quarter from the preceding fiscal year. We also provide analysis and commentary that we believe will help investors assess our future prospects. In addition, we provide “forward-looking statements” that are not historical facts, but that are based on our current estimates, beliefs and assumptions and which are subject to known and unknown important risks, uncertainties, assumptions and other factors that could cause actual results to differ materially from current expectations. Forward-looking statements are intended to assist readers in understanding management's expectations as of the date of this MD&A and may not be suitable for other purposes. See “Forward-looking Statements” below.
In this MD&A, references to our “solutions” means the combination of products and services that we offer to merchants, and references to “our merchants” as of a particular date means the total number of unique shops that are paying for a subscription to our platform.

Forward-looking Statements

This MD&A contains forward-looking statements under the provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and forward-looking information within the meaning of applicable Canadian securities legislation.

In some cases, you can identify forward-looking statements by words such as "aim", “may”, “will”, “could”, “expects”, "further", “plans”, “anticipates”, “believes”, “potential”, “continue”, "estimate", or the negative of these terms or other similar words. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. In particular, forward-looking statements in this MD&A include, but are not limited to, statements about:

•our expectation that we may experience a decrease in gross merchandise volume ("GMV") as a result of lower consumer spending on goods, which decrease would be partially offset by more traditional businesses expanding or migrating online;
•the extent of the impact of the novel coronavirus ("COVID-19") on our business, financial performance, revenues, and results of operations;

•our expectation that the majority of Shopify employees will work remotely permanently ("digital-by-design");
•our plan to repurpose or reconfigure our remaining office space and potentially terminate additional leases or sublet other spaces;
•our exploration of new ways to accelerate checkout;
•our ability to make it easier for merchants to manage their storefronts via their mobile devices;
•the achievement of innovations and enhancements to, and expansion of, our platform and our solutions;
•whether a merchant using Shopify will ever need to re-platform;
•the continued growth of our app developer, theme designer and partner ecosystem and the effect on the growth of our merchant base;
•the continued expansion of the number of channels for merchants to transact through;
•our plan to continue making investments to drive future growth;
•our expectation that we will continue to invest in and optimize Shopify Fulfillment Network to provide our merchants with fast and affordable fulfillment and our expectation that Shopify Fulfillment Network is well positioned to improve supply chain economics and delivery for merchants;
•our expectation that the gross margin percentage of merchant solutions will decline in the short term as we develop Shopify Fulfillment Network and 6 River Systems Inc. ("6RS");
•our expectation that the continued growth of merchant solutions may cause a decline in our overall gross margin percentage;
•our expectation that as a result of the continued growth of our merchant solutions offerings, our seasonality will continue to affect our quarterly results and our business may become more seasonal in the future, and that historical patterns may not be a reliable indicator of our future performance;
•our expectation that our results of operations will be adversely impacted by an increase in the value of the Canadian dollar ("CAD") relative to the USD;
•the change in fair value of certain investments which may fluctuate period to period, and may cause volatility to our earnings;
•our expectation that the overall trend of merchant solutions revenue making up an increasing component of total revenues over time, most notably in the fourth quarter due to higher holiday volume, will continue over time;
•our future obligation to purchase outstanding 0.125% convertible senior notes due 2025 (the "Notes") on the occurrence of a fundamental change;
•our belief that we have sufficient liquidity to meet our current and planned financial obligations over the next 12 months, including any potential negative impacts to cash that may occur as a result of the impact from COVID-19;
•our future financing requirements and the availability of capital;
•the future value of our investment income, in particular as a result of changes in interest rates, fair value or due to observable changes in price or impairments;
•the fair market value of the Notes as a result of changes in interest rates or the price of our Class A subordinate voting shares;
•expected credit losses related to the impact of COVID-19;
•our expectations regarding contractual obligations and contingencies;
•the impact of inflation on our costs and operations;
•our accounting estimates, allowances, provisions, and assumptions made in the preparation of our financial statements; and
•our expectations regarding the impact of recently adopted accounting standards.

The forward-looking statements contained in this MD&A are based on our management’s perception of historic trends, current conditions and expected future developments, as well as other assumptions that management believes are appropriate in the circumstances, which include, but are not limited to:

•our belief that the near-term costs of reducing our leased footprint and transitioning remaining spaces to their future intended purpose will yield longer term benefits;
•our ability to increase the functionality of our platform;

•our ability to offer more sales channels that can connect to the platform;
•our belief in the increasing importance of a multi-channel platform that is both fully integrated and easy to use;
•our belief that an increasing awareness among buyers that Shopify provides a superior and secure checkout experience is an additional advantage for our merchants;
•our belief that commerce transacted over mobile will continue to grow more rapidly than desktop transactions;
•our ability to expand our merchant base, retain revenue from existing merchants as they grow their businesses, and increase sales to both new and existing merchants, including our ability to retain merchants that have moved from physical retail to ecommerce as a result of the COVID-19 pandemic;
•our ability to manage our growth effectively;
•our ability to protect our intellectual property rights;
•our belief that our merchant solutions make it easier for merchants to start a business and grow on our platform;
•our ability to develop new solutions to extend the functionality of our platform, provide a high level of merchant service and support;
•our ability to hire, retain and motivate qualified personnel and to manage our operations in a digital-by-design model;
•our ability to enhance our ecosystem and partner programs, and the assumption that this will drive growth in our merchant base, further accelerating growth of the ecosystem;
•our belief that our investments and acquisitions will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants and help drive our growth;
•our ability to achieve our revenue growth objectives while controlling costs and expenses, and our ability to achieve or maintain profitability;
•our belief that Monthly Recurring Revenue ("MRR") is most closely correlated with the long-term value of our merchant relationships;
•our assumptions regarding the principal competitive factors in our markets;
•our ability to predict future commerce trends and technology;
•our assumptions that higher-margin solutions such as Shopify Capital and Shopify Shipping will continue to grow through increased adoption and international expansion;
•our expectation that Shopify Payments will continue to expand internationally;
•our expectation that Shopify Fulfillment Network will continue to scale and grow as we optimize the network, and we will continue to invest to support this growth;
•our belief that our investments in sales and marketing initiatives will continue to be effective in growing the number of merchants using our platform, in retaining revenue from existing merchants and increasing revenues from both;
•our ability to develop processes, systems and controls to enable our internal support functions to scale with the growth of our business;
•our ability to retain key personnel;
•our ability to protect against currency, interest rate, concentration of credit and inflation risks;
•our assumptions as to our future expenses and financing requirements;
•our assumptions as to our critical accounting policies and estimates; and
•our assumptions as to the effects of accounting pronouncements to be adopted.

Factors that may cause actual results to differ materially from current expectations may include, but are not limited to, risks and uncertainties that are discussed in greater detail in the "Risk Factors" section of our Annual Information Form for the year ended December 31, 2020 and elsewhere in this MD&A, including but not limited to risks relating to:

•sustaining our rapid growth;
•managing our growth;
•our potential inability to compete successfully against current and future competitors;
•the security of personal information we store relating to merchants and their buyers, as well as consumers with whom we have a direct relationship including users of our apps;

•our history of losses and our potential inability to maintain profitability;
•a denial of service attack or security breach;
•our limited operating history in new and developing markets and new geographic regions;
•our ability to innovate;
•international sales and operations and the use of our platform in various countries;
•our current reliance on a single supplier to provide the technology we offer through Shopify Payments;
•our potential inability to hire, retain and motivate qualified personnel;
•our use of a single cloud-based platform to deliver our services;
•the COVID-19 pandemic and its impact on our business, financial condition and results of operations including the impact of measures taken to contain the virus and the impact on the global economy and consumer spending and on our merchants' and partners' ecosystem;
•the reliance of our growth in part on the success of our strategic relationships with third parties;
•complex and changing laws and regulations worldwide;
•our dependence on the continued services and performance of our senior management and other key employees;
•our potential failure to effectively maintain, promote and enhance our brand;
•payments processed through Shopify Payments;
•serious errors or defects in our software or hardware or issues with our hardware supply chain;
•our potential inability to achieve or maintain data transmission capacity;
•activities of merchants or partners or the content of merchants' shops;
•evolving privacy laws and regulations, cross-border data transfer restrictions, data localization requirements and other domestic or foreign regulations may limit the use and adoption of our services;
•unanticipated changes in tax laws or adverse outcomes resulting from examination of our income or other tax returns;
•being required to collect federal, state, provincial or local business taxes, sales and use taxes or other indirect taxes in additional jurisdictions on transactions by our merchants;
•ineffective operations of our solutions when accessed through mobile devices;
•changes to technologies used in our platform or new versions or upgrades of operating systems and internet browsers;
•acquisitions and investments, including strategic investments;
•our ability to successfully scale, optimize and operate Shopify Fulfillment Network;
•Shopify Capital and offering financing to merchants;
•the impact of worldwide economic conditions, including the resulting effect on spending by small and medium-sized businesses ("SMBs") or their buyers;
•our reliance on computer hardware, purchased or leased, software licensed from and services rendered by third parties, in order to provide our solutions and run our business, sometimes by a single-source supplier;
•potential claims by third parties of intellectual property infringement or other third party or governmental claims, litigation, disputes, or other proceedings;
•our potential inability to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our technology;
•our use of open source software;
•seasonal fluctuations;
•exchange rate fluctuations that may negatively affect our results of operations;
•our potential failure to maintain a consistently high level of customer service;
•our dependence upon buyers’ and merchants’ access to, and willingness to use, the internet for commerce;
•provisions of our financial instruments including the Notes;
•our potential inability to raise additional funds as may be needed to pursue our growth strategy or continue our operations, on favorable terms or at all;
•our tax loss carryforwards;
•our pricing decisions for our solutions;
•ownership of our shares;
•our sensitivity to interest rate fluctuations; and

•our concentration of credit risk, and the ability to mitigate that risk using third parties, and the risk of inflation.

Although we believe that the plans, intentions, expectations, assumptions and strategies reflected in our forward-looking statements are reasonable, these statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future results. You should read this MD&A and the documents that we reference in this MD&A completely and with the understanding that our actual future results may be materially different from any future results expressed or implied by these forward-looking statements.

The forward-looking statements in this MD&A represent our views as of the date of this MD&A. We anticipate that subsequent events and developments may cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. Therefore, these forward-looking statements do not represent our views as of any date other than the date of this MD&A.

COVID-19
In light of the ongoing COVID-19 pandemic, we have continued to focus on the health and well-being of our employees, partners, service providers, and communities. We have also accelerated products that we believe will best serve our merchants as they deal with the challenges of COVID-19.
Over the past year, we observed sustained strong momentum in GMV, buoyed by restrictions related to COVID-19, as consumers looked for ways to purchase at a safe distance, utilizing ecommerce and benefiting from features such as curbside pickup and local delivery. Going forward, we may experience a decrease in GMV as a result of lower consumer spending on goods, but also expect that any decrease would be at least partially offset by more traditional retail businesses expanding or migrating their operations online with our platform and services. The effect of COVID-19 on other aspects of our results of operations and financial performance in the long-term, such as revenues, remains uncertain and may only be reflected in future periods.
The effects of COVID-19 have led us to reimagine the way we work resulting in the decision to be a "digital-by-design" company. Shopify employees will continue to work remotely in 2021 and beyond 2021 Shopify will embrace this digital-first way of thinking, working, and operating with the intention that the majority of employees will work remotely permanently. We believe the near-term costs of reducing our leased footprint and transitioning remaining spaces to their future intended purpose, including use for team collaboration and events, will yield longer-term benefits, including leveling the playing field for employees who already work from home, helping our employees stay healthy and safe, opening ourselves up to a diverse global talent pool, eliminating unnecessary commutes and fast-tracking new and better ways to work together that are more productive and rewarding. As a result of this decision, in the second quarter of 2020 we terminated certain lease agreements or sought to sublet space at certain office locations. We continue to assess the ongoing need for the remaining offices and may repurpose them to accommodate physical distancing measures, reconfigure them for use in a digital-by-design framework, or look to sublease or terminate the related leases in the future.

Overview

Shopify is a leading global commerce company, providing trusted tools to start, grow, market, and manage a retail business of any size. Shopify makes commerce better for everyone with a platform and services that are engineered for reliability, while delivering a better shopping experience for buyers everywhere.

In an era where social media, cloud computing, mobile devices, and data analytics are creating new possibilities for commerce, Shopify provides differentiated value by offering merchants:

A multi-channel front end. Our software enables merchants to easily display, manage, and sell their products across over a dozen different sales channels, including web and mobile storefronts, physical retail locations, pop-up shops, social media storefronts, native mobile apps, buy buttons, and marketplaces. More than two-thirds of our merchants use two or more channels. The Shopify application program interface ("API") has been developed to support custom storefronts that let merchants sell anywhere, in any language.

A single integrated back end. Our software provides one single integrated, easy-to-use back end that merchants use to manage their business and buyers across these multiple sales channels. Merchants use their Shopify dashboard, which is available in 20 languages, to manage products and inventory, process orders and payments, fulfill and ship orders, discover new buyers and build customer relationships, source products, leverage analytics and reporting, and access financing.

A data advantage. Our software is delivered to merchants as a service, and operates on a shared infrastructure. With each new transaction processed, we grow our data proficiency. This cloud-based infrastructure not only relieves merchants from running and securing their own hardware, it also consolidates data generated by the interactions between buyers and merchants’ shops, as well as those of our merchants on the Shopify platform, providing rich data to inform both our own decisions as well as those of our merchants.

Shopify also enables merchants to build their own brand, leverage mobile technology, and handle massive traffic spikes with flexible infrastructure:

Brand ownership. Shopify is designed to help our merchants own their brand, develop a direct relationship with their buyers, and make their buyer experience memorable and distinctive. We recognize that in a world where buyers have more choices than ever before, a merchant’s brand is increasingly important. The Shopify platform is designed to allow a merchant to keep their brand present in every interaction to help build buyer loyalty and competitive advantage. While our platform is designed to empower merchants first, merchants benefit when buyers are confident that their payments are secure. We believe that an increasing awareness among buyers that Shopify provides a superior and secure checkout experience is an additional advantage for our merchants in an increasingly competitive market. For merchants using Shopify Payments, buyers are already getting a superior experience, with features such as Shop Pay, and with our investments in additional touchpoints with their buyers, such as retail, shipping, fulfillment, and Shop, our all-in-one mobile shopping assistant app, brands that sell on Shopify can offer buyers an end-to-end, managed shopping experience that previously was only available to much larger businesses.

Mobile. As ecommerce expands as a percentage of overall retail transactions, a trend that accelerated in 2020 as the global COVID-19 pandemic necessitated physically distanced commerce, buyers expect to be able to transact anywhere, anytime, on any device through an experience that is simple, seamless, and secure. As transactions over mobile devices represent the majority of transactions across online stores powered by Shopify, the mobile experience is a merchant’s primary and most important interaction with online buyers. Shopify has focused on enabling mobile commerce, and the Shopify platform includes a mobile-optimized checkout system, designed to enable merchants’ buyers to more easily buy products over mobile websites. Our merchants are able to offer their buyers the ability to quickly and securely check out by using Shop Pay, Apple Pay, and Google Pay on the web, and we continue to explore other new ways to accelerate checkout. Shopify’s mobile capabilities are not limited to the front end: merchants who are often on-the-go find themselves managing their storefronts via their mobile devices, as Shopify continues to strive to make it easier to do so.

Infrastructure. We build our platform to address the growing challenges facing merchants and with the aim of making complex tasks simple. The Shopify platform is engineered to enterprise-level standards and functionality and designed for simplicity and ease of use. We also design our platform with a robust technical infrastructure able to manage large spikes in traffic that accompany events such as new product releases, holiday shopping seasons, and flash sales. We are constantly innovating and enhancing our platform, with our continuously deployed, multi-tenant architecture ensuring all of our merchants are always using the latest technology.

This combination of ease of use with enterprise-level functionality allows merchants to start with a Shopify store and grow with our platform to almost any size. Using Shopify, merchants may never need to re-platform. Our Shopify Plus subscription plan was created to accommodate larger merchants, with additional functionality, scalability and support requirements. The Shopify Plus plan also appeals to larger merchants not already on Shopify who want to migrate from their expensive and complex legacy solutions and get more functionality.

A rich ecosystem of app developers, theme designers and other partners, such as digital and service professionals, marketers, photographers, and affiliates has evolved around the Shopify platform. Approximately 45,800 of these partners have referred merchants to Shopify over the last year, and this strong, symbiotic relationship continues to grow. We believe this ecosystem has grown in part due to the platform’s functionality, which is highly extensible and can be expanded through our API and the approximately 6,600 apps available in the Shopify App Store. The partner ecosystem helps drive the growth of our merchant base, which in turn further accelerates growth of the ecosystem.

Our mission is to make commerce better for everyone, and we believe we can help merchants of nearly all sizes, from aspirational entrepreneurs to large enterprises, and all retail verticals realize their potential at all stages of their business life cycle. While our platform can scale to meet the needs of large merchants, we focus on selling to small and medium-sized businesses and entrepreneurs. Most of our merchants are on subscription plans that cost less than $50 per month, which is in line with our focus of providing cost effective solutions for early stage businesses. In the three months ended March 31, 2021, our platform facilitated GMV of $37.3 billion, representing an increase of 114.4% from the three months ended March 31, 2020. A detailed description of this metric is presented below in the section entitled, “Key Performance Indicators”.

Our business has experienced rapid growth. During the three months ended March 31, 2021, our total revenue was $988.6 million, an increase of 110.3% versus the three months ended March 31, 2020. Our business model has two revenue streams: a recurring subscription component we call subscription solutions and a merchant success-based component we call merchant solutions.
In the three months ended March 31, 2021, subscription solutions revenues accounted for 32.4% of our total revenues (39.9% in the three months ended March 31, 2020). We offer a range of plans that increase in price depending on additional features and economic considerations. Our highest-end plan, Shopify Plus, is offered at a starting rate that is several times that of our standard Shopify plans. Shopify Plus solves for the complexity of merchants as they grow and scale globally, offering additional functionality, and support, including features like Shopify Flow and Launchpad, for ecommerce automation, and dedicated account management where appropriate. Allbirds, Gymshark, Heinz, and Staples Canada are a few of the Shopify Plus merchants seeking a reliable, cost-effective and scalable commerce solution. The flexibility of our pricing plans is designed to help our merchants grow in a cost-effective manner and to provide more advanced features and support as their business needs evolve.
Revenue from subscription solutions is generated through the sale of subscriptions to our platform, including variable platform fees, as well as through the sale of subscriptions to our Point-of-Sale ("POS") Pro offering, the sale of themes, the sale of apps, and the registration of domain names. Subscription solutions revenues increased from $187.6 million in the three months ended March 31, 2020 to $320.7 million in the three months ended March 31, 2021, representing an increase of 70.9%. Our merchants typically enter into monthly subscription agreements. The revenue from these agreements is recognized over time on a ratable basis over the contractual term and therefore we have deferred revenue on our balance sheet. We do not consider this deferred revenue balance to be a good indicator of future revenue. Instead, we believe MRR is most closely correlated with the long-term value of our merchant relationships. As of March 31, 2021, MRR totaled $89.9 million, representing an increase of 62.3% relative to MRR at March 31, 2020. From the three months ended March 31, 2020 to the three months ended March 31, 2021, subscription solutions revenue grew at a faster rate than MRR due to apps and platform fees increasing as a percentage of total subscription solutions. A detailed description of this metric is presented below in the section entitled, "Key Performance Indicators".

We offer a variety of merchant solutions that are designed to add value to our merchants and augment our subscription solutions. During the three months ended March 31, 2021, merchant solutions revenues accounted for 67.6% of total revenues (60.1% in the three months ended March 31, 2020). We principally generate merchant solutions revenues from payment processing fees from Shopify Payments. Shopify Payments is a fully integrated payment processing service that allows our merchants to accept and process payment cards online and offline. In addition to payment processing fees from Shopify Payments, we also generate merchant solutions revenue from other transaction services, referral fees, advertising revenue on the Shopify App Store, Shopify Capital, Shop Pay Installments, Shopify Shipping, Shopify Fulfillment Network, the sale of POS hardware and collaborative warehouse fulfillment solutions. Shopify Capital is available for merchants in the United States, the United Kingdom and Canada. Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants process through our platform. Merchant solutions revenues increased from $282.4 million in the three months ended March 31, 2020 to $668.0 million in the three months ended March 31, 2021, representing an increase of 136.5%.
Our business model is driven by our ability to attract new merchants, retain revenue from existing merchants, and increase sales to both new and existing merchants. Our merchants represent a wide array of retail verticals, business sizes, and geographies and no single merchant has ever represented more than five percent of our total revenues in a single reporting period. We believe that our future success is dependent on many factors, including our ability to expand our merchant base, retain merchants as they grow their businesses on our platform, offer more sales channels that connect merchants with their specific target audience, develop new solutions to extend our platform’s functionality and catalyze merchants’ sales growth, enhance our ecosystem and partner programs, provide a high level of merchant support, hire, retain and motivate qualified personnel, and build with a focus on maximizing long-term value.
We have focused on rapidly growing our business and plan to continue making investments to drive future growth. We believe that our investments will increase our revenue base, improve the retention of this base and strengthen our ability to increase sales to our merchants.

Consistent with investing for the long-term, we announced in June 2019 that we expect to build and operate Shopify Fulfillment Network, a network of fulfillment centers across the United States, to help merchants deliver orders to buyers quickly and cost-effectively. Shopify Fulfillment Network aims to leverage our scale with machine learning, including demand forecasting, smart inventory allocation across warehouses and intelligent order routing to ultimately improve supply chain economics and delivery for merchants. We expect to continue to invest in and optimize this offering to further support our merchants.

Key Performance Indicators

Key performance indicators, which we do not consider to be non-GAAP measures, that we use to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions include Monthly Recurring Revenue ("MRR") and Gross Merchandise Volume ("GMV"). Our key performance indicators may be calculated in a manner different than similar key performance indicators used by other companies.

The following table shows MRR and GMV for the three months ended March 31, 2021 and 2020.

	Three months ended March 31,
	2021	2020
	(in thousands)
Monthly Recurring Revenue	$89,931	$55,397
Gross Merchandise Volume	$37,346,886	$17,415,252

Monthly Recurring Revenue

We calculate MRR at the end of each period by multiplying the number of merchants who have subscription plans with us at the period end date by the average monthly subscription plan fee, which excludes variable platform fees, in effect on the last day of that period, assuming they maintain their subscription plans the following month. Subscription plans to both our platform and our POS Pro offering are included in this calculation. Merchants on free trials are excluded from this calculation through the duration of the free trial. MRR allows us to average our various pricing plans and billing periods into a single, consistent number that we can track over time. We also analyze the factors that make up MRR, specifically the number of paying merchants using our platform and changes in our average revenue earned from subscription plan fees per paying merchant. In addition, we use MRR to forecast monthly, quarterly and annual subscription plan revenue, which makes up the majority of our subscription solutions revenue. We had $89.9 million of MRR as at March 31, 2021 compared to $55.4 million as at March 31, 2020. Our MRR growth rate increased in the three months ended March 31, 2021, when compared to the same period in previous years. This increase was largely driven by the continued shift to ecommerce during the period, most notably as a result of COVID-19, and our initiatives to support new merchants since March 2020.

Gross Merchandise Volume

GMV is the total dollar value of orders facilitated through our platform including certain apps and channels for which a revenue-sharing arrangement is in place in the period, net of refunds, and inclusive of shipping and handling, duty and value-added taxes. GMV does not represent revenue earned by us. However, the volume of GMV facilitated through our platform is an indicator of the success of our merchants and the strength of our platform. Our merchant solutions revenues are also directionally correlated with the level of GMV facilitated through our platform. For the three months ended March 31, 2021 and 2020, we facilitated GMV of $37.3 billion and $17.4 billion, respectively. Going forward, we may experience a decrease in GMV as a result of lower consumer spending on goods, but also expect that any decrease would be at least partially offset by more traditional retail businesses expanding or migrating their operations online with our platform and services.

Factors Affecting the Comparability of Our Results

Change in Revenue Mix

As a result of the continued growth of Shopify Payments, revenue-sharing agreements, transaction fees, Shopify Shipping, Shopify Capital, and Shopify Fulfillment Network, our revenues from merchant solutions have generally increased significantly. Merchant solutions are intended to complement subscription solutions by providing additional value to our merchants and increasing their use of our platform. Gross profit margins on Shopify Payments, the biggest driver of merchant solutions revenue, are typically lower than on subscription solutions due to the associated third-party costs of providing this solution. We view this revenue stream as beneficial to our operating margins, as Shopify Payments requires significantly less sales and marketing and research and development expense than Shopify’s core subscription business. We expect to see our gross margin percentage for merchant solutions decline in the short term as we develop Shopify Fulfillment Network and 6RS. The lower margins on merchant solutions compared to subscription solutions means that the continued growth of merchant solutions may cause a decline in our overall gross margin percentage.

Seasonality

Our merchant solutions revenues are directionally correlated with the level of GMV that our merchants facilitated through our platform. Our merchants typically process additional GMV during the fourth quarter holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future and that historical patterns in our business may not be a reliable indicator of our future performance. In addition, the ongoing effect of the

COVID-19 pandemic has accelerated the shift of purchase habits to ecommerce. This contributed to additional GMV during the last three quarters of 2020 and the first quarter of 2021. Going forward, we may experience a decrease in GMV as a result of lower consumer spending on goods, although we expect that any decrease would at least be partially offset by more traditional retail businesses expanding or migrating their operations online with our platform and services.

Foreign Currency Fluctuations

While most of our revenues are denominated in USD, a significant portion of our operating expenses are incurred in CAD. As a result, our results of operations will be adversely impacted by an increase in the value of the CAD relative to the USD. In addition, a portion of Shopify Payments revenue is based on the local currency of the country in which the applicable merchant is located and these transactions expose us to currency fluctuations to the extent non-USD based payment processing and other merchant solutions revenues increase. Refer to the "Risks and Uncertainties—Foreign Currency Exchange Risk" section below for additional information on the effect on reported results of changes in foreign exchange rates.

Key Components of Results of Operations

During the three months ended March 31, 2021, the only significant change to the key components of results of operations, when compared to our key components for the year ended December 31, 2020, was that the fair value of our investment in Affirm Holdings, Inc. ("Affirm"), received in connection with our strategic partnership for Shop Pay Installments, became readily determinable and the use of the measurement alternative was no longer applicable. As a result, this investment is re-measured to fair value at each balance sheet date and any movements in the fair value are recognized into income. The results from this equity investment may fluctuate from period to period based on Affirm's closing share price on the last day of trading of each reporting period and may cause volatility to our earnings as well as impact comparability of our results from period to period.

See Management's Discussion and Analysis dated February 17, 2021 as well as our Annual Report on Form 40-F for the year ended December 31, 2020 for details on the key components of results of operations.

Quarterly Results of Operations

The following table sets forth our results of operations for the three months ended March 31, 2021 and 2020.

	Three months ended March 31,
	2021	2020
	(in thousands, except share and per share data)
Revenues:
Subscription solutions	$320,681	$187,609
Merchant solutions	667,966	282,392
	988,647	470,001
Cost of revenues(1)(2):
Subscription solutions	58,382	37,712
Merchant solutions	371,549	175,339
	429,931	213,051
Gross profit	558,716	256,950
Operating expenses:
Sales and marketing(1)(2)	186,223	154,862
Research and development(1)(2)	175,886	116,396
General and administrative(1)	67,102	44,842
Transaction and loan losses	10,606	14,083
Total operating expenses	439,817	330,183
Income (loss) from operations	118,899	(73,233)
Other income, net	1,250,645	13,109
Income (loss) before income taxes	1,369,544	(60,124)
(Provision for) recovery of income taxes	(111,099)	28,695
Net income (loss)	$1,258,445	$(31,429)

Net income (loss) per share attributable to shareholders:
Basic	$10.21	$(0.27)
Diluted	$9.94	$(0.27)
Shares used to compute net income (loss) per share attributable to shareholders:
Basic	123,243,650	116,806,549
Diluted	126,674,388	116,806,549

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended March 31,
	2021	2020
	(in thousands)
Cost of revenues	$1,851	$1,324
Sales and marketing	10,885	12,434
Research and development	56,027	36,421
General and administrative	18,205	9,767
	$86,968	$59,946

(2) Includes amortization of acquired intangibles as follows:

	Three months ended March 31,
	2021	2020
	(in thousands)
Cost of revenues	$4,531	$5,569
Sales and marketing	386	388
Research and development	58	58
	$4,975	$6,015

Revenues

	Three months ended March 31,		2021 vs. 2020
	2021	2020	% Change
	(in thousands, except percentages)
Revenues:
Subscription solutions	$320,681	$187,609	70.9%
Merchant solutions	667,966	282,392	136.5%
Total revenues	$988,647	$470,001	110.3%
Percentage of revenues:
Subscription solutions	32.4%	39.9%
Merchant solutions	67.6%	60.1%
	100.0%	100.0%
Subscription Solutions

Subscription solutions revenues increased $133.1 million, or 70.9%, for the three months ended March 31, 2021 compared to the same period in 2020. The period-over-period increase was primarily a result of growth in MRR, which was driven largely by the higher number of merchants using our platform.

Merchant Solutions

Merchant solutions revenues increased $385.6 million, or 136.5%, for the three months ended March 31, 2021 compared to the same period in 2020. The increase in merchant solutions revenues was primarily a result of Shopify Payments revenue growing in the three months ended March 31, 2021 compared to the same period in 2020. This increase was a result of consumers turning to ecommerce for more of their purchases due to the impacts of COVID-19, an increase in number of merchants using our platform, improved pricing, continued expansion into new geographical regions, and an increase in our Shopify Payments penetration rate, which was 46.3%, resulting in GMV of $17.3 billion that was facilitated using Shopify Payments for the three months ended March 31, 2021. This compares to a penetration rate of 42.2% resulting in GMV of $7.3 billion that was facilitated using Shopify Payments in the same period in 2020.

In addition to the increase in revenue from Shopify Payments, referral fees from partners, revenue from transaction fees, Shopify Shipping, Shopify Capital and Shopify Fulfillment Network increased during the three months ended March 31, 2021 compared to the same periods in 2020, as a result of the increase in GMV facilitated through our platform compared to the same periods in 2020.

Cost of Revenues

	Three months ended March 31,		2021 vs. 2020
	2021	2020	% Change
	(in thousands, except percentages)
Cost of revenues:
Cost of subscription solutions	$58,382	$37,712	54.8%
Cost of merchant solutions	371,549	175,339	111.9%
Total cost of revenues	$429,931	$213,051	101.8%
Percentage of revenues:
Cost of subscription solutions	5.9%	8.0%
Cost of merchant solutions	37.6%	37.3%
	43.5%	45.3%
Cost of Subscription Solutions
Cost of subscription solutions increased $20.7 million, or 54.8%, for the three months ended March 31, 2021 compared to the same period in 2020. The increase was due to an increase in the costs necessary to support a greater number of merchants using our platform, resulting in an increase in: infrastructure and hosting costs, credit card fees for processing merchant billings, payments to third-party theme developers, and payments to third-party partners for the registration of domain names. As a percentage of revenues, cost of subscription solutions decreased from 8.0% in the three months ended March 31, 2020 to 5.9% in the three months ended March 31, 2021 as a result of subscription solutions representing a smaller percentage of our total revenues as higher GMV generated on the platform shifted the weighting of revenues towards merchant solutions. Furthermore, the decrease was due to subscription solution revenues growing at a faster rate than the related costs, and certain platform related intangibles having been fully depreciated prior to the beginning of the three months ended March 31, 2021.
Cost of Merchant Solutions

Cost of merchant solutions increased $196.2 million, or 111.9%, for the three months ended March 31, 2021 compared to the same period in 2020. The increase was primarily due to higher payment processing and interchange fees resulting from an increase in GMV facilitated through Shopify Payments. The increase was also due to an increase in costs associated with operating Shopify Fulfillment Network, credit card fees for processing merchant billings, cost of POS hardware units, product costs associated with expanding our product offerings, costs associated with 6RS such as employee-related costs, materials and third-party manufacturing costs, and infrastructure and hosting costs. Cost of merchant solutions as a percentage of revenues increased from 37.3% in the three months ended March 31, 2020 to 37.6% in the three months ended March 31, 2021 due to merchant solutions representing a larger percentage of our total revenues, as higher GMV generated on the platform shifted the weighting of revenues, and due to continuing the development of Shopify Fulfillment Network.

Gross Profit

	Three months ended March 31,		2021 vs. 2020
	2021	2020	% Change
	(in thousands, except percentages)
Gross profit	$558,716	$256,950	117.4%
Percentage of total revenues	56.5%	54.7%

Gross profit increased $301.8 million, or 117.4%, for the three months ended March 31, 2021 compared to the same period in 2020. As a percentage of total revenues, gross profit increased from 54.7% in the three months ended March 31, 2020 to 56.5% in the three months ended March 31, 2021, principally due to higher revenues from higher margin products such as referral revenue, Shopify Shipping, and Shopify Capital, as well as improved Shopify Payments margins, revenues growing at a faster rate than the related costs, and certain platform related intangibles having been fully depreciated since the three months ended March 31, 2020. The increase was offset slightly by Shopify Payments representing a larger percentage of total revenues and the costs associated with the continued development of Shopify Fulfillment Network.

Operating Expenses

Sales and Marketing

	Three months ended March 31,		2021 vs. 2020
	2021	2020	% Change
	(in thousands, except percentages)
Sales and marketing	$186,223	$154,862	20.3%
Percentage of total revenues	18.8%	32.9%

Sales and marketing expenses increased $31.4 million, or 20.3%, for the three months ended March 31, 2021 compared to the same period in 2020, due to an increase of $25.6 million spent on marketing programs to support the growth of our business, such as advertisements on search engines and display ads, as well as payments to partners, offset slightly by lower spend on media, event sponsorship, and Shopify Studios. The increase in sales and marketing expenses also includes an increase of $4.2 million in employee-related costs (which was offset by a $1.5 million decrease related to stock-based compensation and related payroll taxes) as the growth in our employee base was slightly offset by lower travel and allocated facilities costs in the three months ended March 31, 2021 compared to the same period in 2020.

Research and Development

	Three months ended March 31,		2021 vs. 2020
	2021	2020	% Change
	(in thousands, except percentages)
Research and development	$175,886	$116,396	51.1%
Percentage of total revenues	17.8%	24.8%

Research and development expenses increased $59.5 million, or 51.1%, for the three months ended March 31, 2021 compared to the same period in 2020, due to an increase of $54.5 million in employee-related costs ($19.6 million of which related to stock-based compensation and related payroll taxes) and a $4.5 million increase in computer hardware and software costs, all as a result of the growth in our employee base and expanded development programs.

General and Administrative

	Three months ended March 31,		2021 vs. 2020
	2021	2020	% Change
	(in thousands, except percentages)
General and administrative	$67,102	$44,842	49.6%
Percentage of total revenues	6.8%	9.5%

General and administrative expenses increased $22.3 million, or 49.6%, for the three months ended March 31, 2021 compared to the same period in 2020, due to an increase of $12.4 million in employee-related costs ($8.4 million of which related to stock-based compensation and related payroll taxes), a $6.3 million increase in finance costs, which includes sales and use and other value added taxes, the provision for expected credit losses on uncollectible receivables, carbon removals and offsets, and insurance, and a $3.1 million increase in professional services for legal and financial services.

Transaction and Loan Losses

	Three months ended March 31,		2021 vs. 2020
	2021	2020	% Change
	(in thousands, except percentages)
Transaction and loan losses	$10,606	$14,083	(24.7)%
Percentage of total revenues	1.1%	3.0%

Transaction and loan losses decreased $3.5 million, or 24.7%, for the three months ended March 31, 2021 compared to the same period in 2020, due to a decrease of $2.2 million in losses related to Shopify Payments, as a result of a decrease in the current expected losses related to Shopify Payments relative to the same period in 2020, offset slightly by increased GMV processed through Shopify Payments. Losses related to Shopify Capital decreased $1.3 million driven by a decrease in the current expected losses related to Shopify Capital relative to the same period in 2020, offset slightly by an expansion of our Capital offerings and programs.

Other Income

	Three months ended March 31,		2021 vs. 2020
	2021	2020	% Change
	(in thousands, except percentages)
Other income, net	$1,250,645	$13,109	*
*    Not a meaningful comparison

In the three months ended March 31, 2021 we had other income of $1,250.6 million, compared to other income of $13.1 million in the same period in 2020. The increase was driven by a net unrealized gain on equity and other investments of $1,250.9 million. The net unrealized gain is mainly related to our investment in Affirm received in connection with our strategic partnership. Due to the completion of Affirm's initial public offering on January 13, 2021, the fair value of the investment became readily determinable and is measured using Affirm's closing share price on the last day of trading of the reporting period. This resulted in an unrealized gain of $1,277.3 million. This unrealized gain was slightly offset by an unrealized loss related to two separate investments in a private company, that is a partner in our ecosystem. These investments do not have readily determinable fair values and are currently accounted for using the measurement alternative. Subsequent to the closing of the first investment, the second investment was part of an observable transaction and resulted in the recognition of a $26.7 million unrealized loss. Additionally, other income was slightly offset by a reduction in interest income of $7.6 million, primarily as a result of lower interest rates, a change in foreign exchange gain of $2.6 million in 2020 to a foreign exchange loss of $2.2 million in 2021, resulting in a decrease of $4.9 million, and a $0.9 million increase in interest expense related to the Notes.

(Provision for) Recovery of Income Taxes

	Three months ended March 31,		2021 vs. 2020
	2021	2020	% Change
	(in thousands, except percentages)
(Provision for) recovery of income taxes	$(111,099)	$28,695	*
*    Not a meaningful comparison

As a result of the unrealized gain on equity and other investments, ongoing operations, other discrete items, primarily related to tax benefits for share-based compensation, our ability to carry-back losses to prior years in Canada, and the recognition of deferred tax assets in Canada, we have a provision for income taxes of $111.1 million in the three months ended March 31, 2021, compared to a recovery of income taxes of $28.7 million in the same period in 2020.

Summary of Quarterly Results

The following table sets forth selected unaudited quarterly results of operations data for each of the eight quarters ended March 31, 2021. The information for each of these quarters has been derived from unaudited condensed consolidated financial statements that were prepared on the same basis as the audited annual financial statements and, in the opinion of management, reflects all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with U.S. GAAP. This data should be read in conjunction with our unaudited condensed consolidated financial statements and audited consolidated financial statements and related notes for the relevant period. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	Three months ended
	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	June 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019
	(in thousands, except per share data)
Revenues:
Subscription solutions	$320,681	$279,440	$245,274	$196,434	$187,609	$183,166	$165,577	$153,047
Merchant solutions	667,966	698,304	522,131	517,907	282,392	321,994	224,975	208,932
	988,647	977,744	767,405	714,341	470,001	505,160	390,552	361,979
Cost of revenues:(1)(2)
Subscription solutions	58,382	59,250	52,170	44,400	37,712	37,369	33,263	29,538
Merchant solutions	371,549	414,106	310,087	294,907	175,339	203,900	140,593	127,676
	429,931	473,356	362,257	339,307	213,051	241,269	173,856	157,214
Gross profit	558,716	504,388	405,148	375,034	256,950	263,891	216,696	204,765
Operating expenses:
Sales and marketing(1)(2)	186,223	154,728	147,608	144,850	154,862	132,063	116,546	119,210
Research and development(1)(2)	175,886	159,077	143,427	133,227	116,396	102,753	90,387	85,520
General and administrative(1)	67,102	65,395	51,799	83,307	44,842	50,518	38,022	34,922
Transaction and loan losses	10,606	12,647	11,753	13,366	14,083	8,636	7,399	4,733
Total operating expenses	439,817	391,847	354,587	374,750	330,183	293,970	252,354	244,385
Income (loss) from operations	118,899	112,541	50,561	284	(73,233)	(30,079)	(35,658)	(39,620)
Other income (expenses), net	1,250,645	(2,788)	135,806	4,084	13,109	11,539	11,212	10,942
Income (loss) before income taxes	1,369,544	109,753	186,367	4,368	(60,124)	(18,540)	(24,446)	(28,678)
(Provision for) recovery of income taxes	(111,099)	14,119	4,701	31,630	28,695	19,311	(48,338)	—
Net income (loss)	$1,258,445	$123,872	$191,068	$35,998	$(31,429)	$771	$(72,784)	$(28,678)
Net income (loss) per share attributable to shareholders:
Basic	$10.21	$1.01	$1.59	$0.30	$(0.27)	$0.01	$(0.64)	$(0.26)
Diluted	$9.94	$0.99	$1.54	$0.29	$(0.27)	$0.01	$(0.64)	$(0.26)

(1) Includes stock-based compensation expense and related payroll taxes as follows:

	Three months ended
	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	June 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019
	(in thousands)
Cost of revenues	$1,851	$1,705	$2,914	$1,529	$1,324	$1,209	$1,041	$1,026
Sales and marketing	10,885	10,044	11,481	12,431	12,434	11,319	9,692	9,511
Research and development	56,027	54,262	47,741	49,825	36,421	32,361	25,913	26,448
General and administrative	18,205	16,480	13,266	12,682	9,767	8,533	7,853	7,444
	$86,968	$82,491	$75,402	$76,467	$59,946	$53,422	$44,499	$44,429

 (2) Includes amortization of acquired intangibles as follows:

	Three months ended
	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	June 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019
	(in thousands)
Cost of revenues	$4,531	$4,532	$4,531	$4,856	$5,569	$4,820	$1,649	$1,530
Sales and marketing	386	384	388	388	388	283	—	—
Research and development	58	59	58	58	58	58	58	58
	$4,975	$4,975	$4,977	$5,302	$6,015	$5,161	$1,707	$1,588

The following table sets forth selected unaudited quarterly statements of operations data as a percentage of total revenues for each of the eight quarters ended March 31, 2021.

	Three months ended
	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020	June 30, 2020	Mar 31, 2020	Dec 31, 2019	Sep 30, 2019	Jun 30, 2019
Revenues:
Subscription solutions	32.4%	28.6%	32.0%	27.5%	39.9%	36.3%	42.4%	42.3%
Merchant solutions	67.6%	71.4%	68.0%	72.5%	60.1%	63.7%	57.6%	57.7%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues:
Subscription solutions	5.9%	6.1%	6.8%	6.2%	8.0%	7.4%	8.5%	8.2%
Merchant solutions	37.6%	42.4%	40.4%	41.3%	37.3%	40.4%	36.0%	35.3%
	43.5%	48.4%	47.2%	47.5%	45.3%	47.8%	44.5%	43.5%
Gross profit	56.5%	51.6%	52.8%	52.5%	54.7%	52.2%	55.5%	56.6%
Operating expenses:
Sales and marketing	18.8%	15.8%	19.2%	20.3%	32.9%	26.1%	29.8%	32.9%
Research and development	17.8%	16.3%	18.7%	18.7%	24.8%	20.3%	23.1%	23.6%
General and administrative	6.8%	6.7%	6.7%	11.7%	9.5%	10.0%	9.7%	9.7%
Transaction and loan losses	1.1%	1.3%	1.5%	1.9%	3.0%	1.7%	1.9%	1.3%
Total operating expenses	44.5%	40.1%	46.2%	52.5%	70.2%	58.1%	64.5%	67.5%
Income (loss) from operations	12.0%	11.5%	6.6%	0.0%	(15.6)%	(5.9)%	(9.1)%	(10.9)%
Other income (expenses), net	126.5%	(0.3)%	17.7%	0.6%	2.8%	2.3%	2.9%	3.0%
Income (loss) before income taxes	138.5%	11.2%	24.3%	0.6%	(12.8)%	(3.6)%	(6.3)%	(7.9)%
(Provision for) recovery of income taxes	(11.2)%	1.4%	0.6%	4.4%	6.1%	3.8%	(12.4)%	0.0%
Net income (loss)	127.3%	12.7%	24.9%	5.0%	(6.7)%	0.2%	(18.6)%	(7.9)%

We believe that year-over-year comparisons are more meaningful than our sequential results due to seasonality in our business. While we believe that this seasonality has affected and will continue to affect our quarterly results, our rapid growth has largely masked seasonal trends to date. Our merchant solutions revenues are directionally correlated with our merchants' GMV. Our merchants' GMV typically increases during the fourth-quarter holiday season. As a result, we have historically generated higher merchant solutions revenues in our fourth quarter than in other quarters. Due to the ongoing effect of the COVID-19 pandemic, which has accelerated the shift of purchasing habits to ecommerce, we have observed a rapid growth in merchant solutions revenue in our most recent quarters. As a result of the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future, and that historical patterns in our business may not be a reliable indicator of our future performance.

Quarterly Revenue and Gross Margin Trends

Historically, revenues experienced a seasonal decrease in our first quarters as buyers typically reduce their spending following the holiday season resulting in a seasonal decrease in GMV per merchant, which was not completely offset by merchant and MRR growth. Subsequently, revenues have increased in each of the next three quarters as a result of merchant, MRR, and overall GMV growth. Our merchants have processed additional GMV during the fourth-quarter holiday seasons, and as a result we have generated higher merchant solutions revenues in our fourth quarters compared to other quarters. However, due to the ongoing effect of the COVID-19 pandemic which has accelerated the shift of purchasing habits to ecommerce, we have observed a rapid increase in merchant solutions revenue in our most recent quarters that do not replicate historical patterns. As a result, and in combination with strong subscription solutions growth, total revenues in the first quarter of 2021 have exceeded total revenues from the fourth quarter of 2020. Due to the continued growth of our merchant solutions offerings, we believe that our business may become more seasonal in the future.

Our gross margin percentage has varied over the past eight quarters and is generally driven by the mix between our higher-margin subscription solutions revenue and lower-margin merchant solutions revenue. While our total revenues have increased in recent periods, the mix has shifted towards merchant solutions revenue, most notably in the fourth quarter due to higher holiday volume of orders facilitated and the resulting Shopify Payments revenue during this period. We expect this overall trend to continue over time.

Quarterly Operating Expenses Trends

Total operating expenses have increased sequentially for each period presented, with the exception of the third quarter of 2020 when quarter over quarter expenses decreased as a result of the impairment charges and accelerated depreciation on certain office space recognized in the second quarter of 2020. Total operating expenses have increased primarily due to the addition of personnel in connection with the expansion of our business, additional operating expenses associated with the acquisition of 6RS as well as additional marketing initiatives to attract potential merchants.

Quarterly Other Income (Expenses) Trends

Historically, there have been no consistent trends associated with other income (expenses) as changes are impacted by fluctuations in the fair value of our equity investments in public companies with readily determinable fair values, observable changes or impairments associated with our equity investments in private companies without readily determinable fair values, foreign exchange rates, and interest rates. The results from these changes may fluctuate from period to period and may cause volatility to our earnings as well as impact comparability of our results from period to period.

Key Balance Sheet Information

	March 31, 2021	December 31, 2020
	(in thousands)
Cash, cash equivalents and marketable securities	$7,872,448	$6,387,967
Total assets	10,824,888	7,762,905
Total liabilities	1,683,017	1,362,182
Total non-current liabilities	1,187,914	923,850

Total assets increased $3,062.0 million as at March 31, 2021 compared to December 31, 2020, principally due to a $1,484.5 million increase in cash, cash equivalents and marketable securities driven largely by our Feb 2021 public equity offering, a $1,457.5 million increase in equity and other investments due mainly to an unrealized gain on our investment in Affirm received in conjunction with our strategic partnership, a $68.0 million increase in merchant cash advances, loans and related receivables largely due to an expansion of our Capital offerings and programs, a $42.7 million increase in trade and other receivables, a $9.6 million increase in other current assets, a $8.7 million increase in right-of-use assets, a $1.4 million increase in deferred tax assets, and a $0.5 million increase in income taxes receivable. These increases were partially offset by: a $6.0 million decrease in intangibles assets due to amortization in the period; and a $5.0 million decrease in property and equipment due to amortization in the period. Total liabilities increased by $320.8 million, principally as a result of an increase of $151.2 million in the carrying amount of the Notes due to the adoption of ASU 2020-06 in the period resulting in a single unit of account on the balance sheet as further described below in the section entitled "Critical Accounting Policies and Estimates", a $102.4 million increase in deferred tax liabilities, a $38.1 million increase in accounts payable and accrued liabilities, which was largely due to an increase in payroll liabilities, a $14.6 million increase in lease liabilities, an $8.3 million increase in deferred revenue mainly due to the growth in sales of our subscription solutions and a $6.3 million increase in income taxes payable.

Liquidity and Capital Resources

To date, we have financed our operations primarily through the sale of equity securities as well as the sale of the Notes, raising approximately $7.8 billion, net of issuance costs, from investors.

In February 2021, the Company completed a public offering in which it issued and sold 1,180,000 Class A subordinate voting shares at a public offering price of $1,315.00 per share. The Company received total net proceeds of $1,541.2 million after deducting offering fees and expenses of $10.5 million.

In September 2020, the Company completed a public offering in which it issued and sold 1,265,000 Class A subordinate voting shares at a public offering price of $900.00 per share, including 165,000 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option. The Company received total net proceeds of $1,117.6 million after deducting offering fees and expenses of $20.9 million.

In September 2020, the Company also issued $920.0 million aggregate principal amount of 0.125% convertible senior notes due 2025. The net proceeds from the issuance of the Notes were $908.0 million after deducting underwriting discounts and offering costs. The Notes have an initial conversion rate of 0.6944 Class A subordinate voting shares per one thousand dollars of principal amount of Notes, which is equivalent to an initial conversion price of approximately $1,440.09 per share. The Notes bear cash interest at 0.125% per year and, if we undergo a "fundamental change" (which includes a change of control of more than 50% of our common equity or our liquidation or dissolution) prior to the maturity date of the Notes, we will, subject to limited exceptions, be required to purchase for cash all outstanding Notes at a purchase price equal to 100% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the fundamental change purchase date.

In July 2020, due to the expiry of our previous short-term base shelf prospectus, we filed a new short-form base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec, and a corresponding shelf registration statement on Form F-10 with the U.S. Securities and Exchange Commission. This shelf prospectus and registration statement allows Shopify to offer up to $7.5 billion of Class A subordinate voting shares, preferred shares, debt securities, warrants, subscription receipts, units, or any combination thereof, from time to time during the 25-month period that the shelf prospectus is effective.

In May 2020, the Company completed a public offering in which it issued and sold 2,127,500 Class A subordinate voting shares at a public offering price of $700.00 per share, including 277,500 Class A subordinate voting shares purchased by the underwriters pursuant to the exercise of the over-allotment option. The Company received total net proceeds of $1,460.9 million after deducting offering fees and expenses of $28.3 million.
Our principal cash requirements are for working capital and capital expenditures. Excluding current deferred revenue, working capital at March 31, 2021 was $8,102.7 million. Given the ongoing cash generated from operations and our existing cash and cash equivalents, we believe there is sufficient liquidity to meet our current and planned financial obligations over the next 12 months, including any potential negative impacts to cash that may occur as a result of the potential impact from COVID-19. Our future financing requirements will depend on many factors including our growth rate (including the effect of COVID-19 on our growth rate), subscription renewal activity, the timing and extent of spending to support development of our platform, the expansion of sales and marketing activities, the macroeconomic conditions and overall levels of consumer spending on goods, and potential mergers and acquisitions activity. Although we currently are not a party to any material undisclosed agreement and do not have any understanding with any third parties with respect to potential material investments in, or acquisitions of, businesses or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Cash, Cash Equivalents and Marketable Securities

Cash, cash equivalents, and marketable securities increased by $1,484.5 million to $7,872.4 million as at March 31, 2021 from $6,388.0 million as at December 31, 2020, primarily as a result of proceeds from the public equity offering in February 2021, cash provided by our operating activities, and proceeds from the exercise of stock options.
Cash equivalents and marketable securities include money market funds, repurchase agreements, term deposits, U.S. and Canadian federal bonds and agency securities, corporate bonds and commercial paper, all maturing within the 12 months from March 31, 2021.

The following table summarizes our total cash, cash equivalents and marketable securities as at March 31, 2021 and 2020 as well as our operating, investing and financing activities for the three months ended March 31, 2021 and 2020:

	Three months ended March 31,
	2021	2020
	(in thousands)
Cash, cash equivalents and marketable securities (end of period)	$7,872,448	$2,360,572
Net cash provided by (used in):
Operating activities	$135,683	$(84,955)
Investing activities	(1,618,379)	399,995
Financing activities	1,564,093	19,427
Effect of foreign exchange on cash and cash equivalents	577	(15,020)
Net increase in cash and cash equivalents	81,974	319,447
Change in marketable securities	1,402,507	(414,069)
Net increase in cash, cash equivalents and marketable securities	$1,484,481	$(94,622)

Cash Flows From Operating Activities

Our largest source of operating cash is from merchant solutions. Within merchant solutions, the largest source of cash flows are Shopify Payments processing fee arrangements, which are received on a daily basis as transactions are processed. We also generate significant cash flows from our subscription solutions with subscription revenues being our single largest source of cash flows. These payments are typically paid to us at the beginning of the applicable subscription period, except for our Shopify Plus merchants who typically pay us at the end of their monthly billing cycle. Our primary uses of cash from operating activities are for third-party payment processing fees, advancing funds to merchants through Shopify Capital, employee-related expenditures, third-party shipping and fulfillment partners, marketing programs, outsourced hosting costs, and leased facilities.

For the three months ended March 31, 2021, cash provided by operating activities was $135.7 million. This was primarily as a result of our net income of $1,258.4 million, which once adjusted for a net unrealized gain on equity and other investments of $1,250.9 million, a $101.0 million increase in net deferred income taxes, $69.2 million of stock-based compensation expense, $15.8 million of amortization and depreciation, a $4.2 million increase of our provision for transaction and loan losses, an unrealized foreign exchange loss of $1.7 million, and $0.6 million of amortization of debt offering costs related to the Notes offering, contributed $200.0 million of positive cash flows. Additional cash flows of $62.5 million were provided by the following changes in operating liabilities: a $39.8 million increase in accounts payable and accrued liabilities due mainly to payroll liabilities; a $9.5 million net change in income tax assets and liabilities; a $8.3 million increase in deferred revenue due to the growth in sales of our subscription solutions; and a $4.9 million increase in net lease assets and liabilities. Cash used of $126.8 million resulted from the following increases in operating assets: $74.6 million in merchant cash advances and loans as we continued to grow Shopify Capital; $39.1 million in trade and other receivables; and $13.2 million in other current assets driven primarily by an increase in deposits and prepaid expenses.

For the three months ended March 31, 2020, cash used in operating activities was $85.0 million. This was primarily as a result of our net loss of $31.4 million, which once adjusted for $53.8 million of stock-based compensation expense, $14.4 million of amortization and depreciation, a $6.6 million increase in deferred income taxes, a $6.1 million increase of our provision for transaction and loan losses, and an unrealized foreign exchange gain of $3.8 million, contributed $32.4 million of positive cash flows. These cash flows were offset by cash used of $53.1 million resulting from the following changes in operating liabilities: $90.4 million net change in income tax assets and liabilities, largely driven by a $68.0 million decrease in corporate taxes payable relating to a payment made to the Government of Canada, with the remaining change relating to an increase in corporate taxes receivable; a $30.6 million increase in accounts payable and accrued liabilities; a $5.8 million increase in deferred revenue; and a $0.8 million increase in net lease liabilities. Additional cash used of $64.2 million resulted from the following increases in operating assets: $46.5 million in merchant cash advances and loans; $15.3 million in other current assets; and $2.4 million in trade and other receivables.

Cash Flows From Investing Activities

Cash flows used in investing activities are primarily related to the purchase and sale of marketable securities, equity and other investments, and purchases of computer equipment.
Net cash used in investing activities in the three months ended March 31, 2021 was $1,618.4 million, which was driven by net purchases of $1,406.6 million in marketable securities, $206.6 million used to enter into equity and other investments, and $5.2 million used to purchase property and equipment, which consisted mainly of computer equipment and leasehold improvements to accommodate our future needs at our remaining office locations

Net cash provided by investing activities in the three months ended March 31, 2020 was $400.0 million, which was driven by net sales of $417.0 million in marketable securities, $16.7 million used to purchase property and equipment, which primarily consisted of expenditures on leasehold improvements made prior to our decision to shift to being a digital-by-design company, and $0.2 million used for purchasing and developing software.

Cash Flows From Financing Activities

Cash flows from financing activities are primarily related to public offerings, the issuance of the Notes, and exercises of stock options.

Net cash provided by financing activities in the three months ended March 31, 2021 was $1,564.1 million driven by $1,541.2 million raised in our February 2021 public equity offering, and $22.9 million in proceeds from the issuance of Class A subordinate voting shares and Class B multiple voting shares as a result of stock option exercises. This compares to $19.4 million for the same period in 2020, driven by $19.4 million which related to stock option exercises.

Contractual Obligations and Contingencies

Our principal commitments consist of our Notes and obligations under our operating leases for office space. The following table summarizes our contractual obligations as of March 31, 2021:

	Payments Due by Period
	Less Than 1 Year	1 to 3 Years	3 to 5 Years	More Than 5 Years	Total
	(in thousands)
Convertible senior notes(1)	$1,287	$2,300	$922,300	$—	$925,887
Bank indebtedness	—	—	—	—	—
Operating lease and unconditional purchase obligations(2)	104,060	215,495	104,996	358,379	782,930
Total contractual obligations	$105,347	$217,795	$1,027,296	$358,379	$1,708,817

(1) $920,000 of the payments due in three to five years may be settled in Class A subordinate voting shares instead of cash, at our option.
(2) Consists of payment obligations under our office leases as well as other unconditional purchase obligations.

Off-Balance Sheet Arrangements

We have no material off-balance sheet arrangements, other than operating leases and other unconditional purchase obligations (which have been disclosed above under "Contractual Obligations and Contingencies").

Risks and Uncertainties

We are exposed to a variety of risks, including foreign currency exchange fluctuations, changes in the fair values of our equity and other investments, changes in interest rates, concentration of credit and inflation. We regularly assess currency, interest rate and inflation risks to minimize any adverse effects on our business as a result of those factors. We are also exposed to other uncertainties as the COVID-19 pandemic continues to evolve. For further discussion of these risks and uncertainties see "Risk Factors" in our annual information form.

Foreign Currency Exchange Risk

While the majority of our revenues are denominated in USD, a significant portion of operating expenses are incurred in CAD. As a result, our earnings are adversely affected by an increase in the value of the CAD relative to the USD. Foreign currency forward contracts are used to hedge against the earning effects of such fluctuations.

Effect of Foreign Exchange Rates

The following non-GAAP financial measure converts our revenues, cost of revenues, operating expenses, and income (loss) from operations using the comparative period's monthly average exchange rates:

	Three months ended March 31,
	2021			2020
	GAAP Amounts As Reported	Exchange Rate Effect (1)	At Prior Year Effective Rates (2)	GAAP Amounts As Reported
	(in thousands)
Revenues	$988,647	$(1,153)	$987,494	$470,001
Cost of revenues	(429,931)	1,252	(428,679)	(213,051)
Operating expenses	(439,817)	—	(439,817)	(330,183)
Income (loss) from operations	$118,899	$99	$118,998	$(73,233)
(1) Represents the increase or decrease in GAAP amounts reported resulting from using the comparative period's effective CAD-USD foreign exchange rates.
(2) Represents the outcome that would have resulted if the comparative period's effective CAD-USD foreign exchange rates are applied to the current reporting period.

This effect of foreign exchange rates on our consolidated statements of operations disclosure is a supplement to our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP. We have provided the above non-GAAP disclosure as we believe it presents a clear comparison of our period to period operating results by removing the impact of fluctuations in the CAD to USD exchange rate and to assist investors in understanding our financial and operating performance. Non-GAAP financial measures are not recognized measures for financial statement presentation under U.S. GAAP, do not have standardized meanings, and may not be comparable to similar measures presented by other public companies. Such non-GAAP financial measures should be considered as a supplement to, and not as a substitute for, or superior to, the corresponding measures calculated in accordance with U.S. GAAP.

Interest Rate Sensitivity

We had cash, cash equivalents and marketable securities totaling $7,872.4 million as of March 31, 2021. The cash and cash equivalents are held for operations and working capital purposes. Our investments within cash, cash equivalents and marketable securities are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates. Our future investment income may fall short of our expectations due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our debt securities as "held to maturity," no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other than temporary.

In September 2020, we issued $920.0 million aggregate principal amount of Notes. The Notes have a fixed annual interest rate of 0.125%; accordingly, we do not have economic interest rate exposure on the Notes. However, the fair market value of the Notes is exposed to interest rate risk. Generally, the fair market value of our fixed interest rate Notes will increase as interest rates fall and decrease as interest rates rise. In addition, the fair market value of the Notes will generally fluctuate as the price of our Class A subordinate voting shares fluctuates. On our balance sheet, we carry the Notes at face value less debt offering costs, plus any amortization of offering costs, and we present the fair value for required disclosure purposes only.

Concentration of Credit Risk

The Company’s cash and cash equivalents, marketable securities, trade and other receivables, merchant cash advances, loans and related receivables, and foreign exchange derivative products subject the Company to concentrations of credit risk. Management mitigates this risk associated with cash and cash equivalents by making deposits and entering into foreign exchange derivative products only with large banks and financial institutions that are considered to be highly creditworthy. Management mitigates the risks associated with marketable securities by adhering to its investment policy, which stipulates minimum rating requirements, maximum investment exposures and maximum maturities. Due to the Company’s diversified merchant base, there is no particular concentration of credit risk related to the Company’s trade and other receivables and merchant cash advances and loans receivable. Trade and other receivables and merchant cash advances and loans receivable are monitored on an ongoing basis to ensure timely collection of amounts. The Company has mitigated some of the risks associated with Shopify Capital by entering into an agreement with a third party that insures a portion of the merchant cash advances and loans offered by Shopify Capital. The receivable related to insurance recoveries is included in the merchant cash advances, loans and related receivables balance. There are no receivables from individual merchants accounting for 10% or more of revenues or receivables. Potential ongoing effects from the COVID-19 pandemic on the Company's credit risk have been considered and have resulted in adjustments to the Company's allowances for expected credit losses on contract balances and merchant cash advances and loans, as discussed in notes 6 and 7 in our condensed consolidated financial statements, respectively. The Company continues its assessment given the fluidity of COVID-19's global impact.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Internal Control Over Financial Reporting

All control systems, no matter how well designed, have inherent limitations. Accordingly, even disclosure controls and procedures, and internal controls over financial reporting determined to be effective can only provide reasonable assurance of achieving their control objectives with respect to financial statement preparation and presentation.

Management of the Company, under the supervision of the Company's CEO and CFO, is responsible for establishing and maintaining adequate internal control over the Company's financial reporting, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. GAAP.

During the period covered by this quarterly report, there were no changes in the Company’s internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Critical Accounting Policies and Estimates

We prepare our condensed consolidated financial statements in accordance with U.S. GAAP. In the preparation of these condensed consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses and related disclosures. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we re-evaluate these estimates on an ongoing basis.

Other than the adoption of the Financial Accounting Standards Board's ("FASB") Accounting Standards Update (ASU) No. 2020-06 described below, and the fair value of our investment in Affirm being readily determinable, as described under "Key Components of Results of Operations", there have been no significant changes in our critical accounting policies during the three months ended March 31, 2021 as compared to the critical accounting policies described in our most recent annual consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity's Own Equity, which eliminates certain models associated with accounting for convertible instruments, makes targeted improvements to the disclosures for convertible instruments and earnings per share guidance, and amends the guidance for the derivative scope exception for contracts in an entity's own equity. The updates are effective for annual periods beginning after December 15, 2021 including interim periods within those periods. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those periods. The Company early adopted this ASU effective January 1, 2021 using the modified retrospective approach. The adoption eliminated the requirement to separately account for the liability and equity components of its 0.125% convertible senior notes due 2025 (the "Notes"), which existed under previous accounting guidance. This results in a reclassification of $158,810 from additional paid-in capital to long-term liabilities. Furthermore, as a result of the adoption, non-cash interest expense related to the Company's currently outstanding Notes has been eliminated. As the Company previously recognized non-cash interest expense relating to the debt discount on the liability component, this results in a $8,198 cumulative adjustment to increase opening retained earnings.

Shares Outstanding

Shopify is a publicly traded company listed on the New York Stock Exchange (NYSE: SHOP) and on the Toronto Stock Exchange (TSX: SHOP). As of April 22, 2021 there were 112,831,851 Class A subordinate voting shares issued and outstanding, and 11,551,329 Class B multiple voting shares issued and outstanding.

As of April 22, 2021 there were 840,995 options outstanding under the Company’s Fourth Amended and Restated Incentive Stock Option Plan, of which 835,995 were vested as of such date. Each such option is or will become exercisable for one Class B multiple voting share. As of April 22, 2021 there were 1,307,204 options outstanding under the Company’s Amended and Restated Stock Option Plan, of which 815,150 were vested as of such date. Each such option is or will become exercisable for one Class A subordinate voting share. As of April 22, 2021 there were 47,881 options outstanding under the 6 River Systems 2016 Amended and Restated Stock Option and Grant Plan, which the Company assumed on closing of its acquisition of 6RS on October 17, 2019. Of these options, 17,844 were vested as of such date. Each option is or will become exercisable for one Class A subordinate voting share.

As of April 22, 2021 there were 966,815 RSUs and 898 DSUs outstanding under the Company’s Amended and Restated Long Term Incentive Plan. Each such RSU or DSU will vest as one Class A subordinate voting share.